PRESS RELEASE August 17, 2026
Share buybacks in Ericsson during the period
August 10 – August 14, 2026
During the period August 10 – August 14, 2026, Telefonaktiebolaget LM Ericsson (publ) (“Ericsson”)
(LEI code 549300W9JLPW15XIFM52) repurchased own Class B shares (ISIN: SE0000108656) as follows:

Date	Aggregated daily volume (number of shares)	Weighted average share price per day (SEK)	Total daily transaction value (SEK)
10/08/2026	500,000	96.1693	48,084,650.00
11/08/2026	1,000,000	95.7603	95,760,300.00
12/08/2026	500,000	97.9912	48,995,600.00
13/08/2026	250,000	98.1423	24,535,575.00
14/08/2026	250,000	97.5124	24,378,100.00
Total	2,500,000	96.7017	241,754,225.00
The share repurchases are a part of the share buyback program of up to SEK 15,000,000,000 which
Ericsson announced on April 16, 2026, and which runs between April 23, 2026, and March 31, 2027, at the latest. The Board of Directors intends to propose to the 2027 Annual General Meeting that the repurchased shares, other than those used to fulfil Ericsson’s obligations under its share-related incentive programs, are cancelled.
The share buyback program is executed in accordance with the Regulation (EU) No 596/2014 of the
European Parliament and of the Council on market abuse (MAR) and the Commission Delegated
Regulation (EU) 2016/1052 of 8 March 2016 supplementing MAR (the Safe Harbour Regulation).
All acquisitions have been carried out on Nasdaq Stockholm by Goldman Sachs Bank Europe SE on
behalf of Ericsson. A full breakdown of the transactions is attached to this announcement.
Following the repurchases above, Ericsson’s holding of treasury stock amounts to 97,669,316 Class B shares. There are in total 3,371,351,735 shares in Ericsson, 261,755,983 shares of Class A and
3,109,595,752 shares of Class B.
NOTES TO EDITORS:

PRESS RELEASE August 17, 2026
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